Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual audited financial statements as of and for the year ended December 31, 2020 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 25, 2021) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2020 have been prepared in accordance with U.S. GAAP, and our unaudited financial statements for the nine months then ended on September 30, 2021 (the “period”) have been prepared in accordance with U.S. GAAP, “Interim Reporting” (“ASC 270”). Unless stated otherwise, comparisons included herein are made to the three and nine months period ended on September 30, 2020 (the “parallel period”). Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “VBL” “we,” “us” and “our” refer to Vascular Biogenics Ltd. and its consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat cancer and immune or inflammatory indications. Our novel Vascular Targeting System gene-targeting platform, which we call VTS™, and antibody-based monocyte targeting technology, enable the creation of a pipeline of programs that harness the body’s innate biological processes to provide unique solutions for significant unmet medical needs.

Our proprietary VTS gene-targeting platform is made up of three components: a viral vector, novel promoter, and death receptor. The viral vector delivers the genetic code into cells, while the novel promoter imparts specificity for angiogenic cells, and the death receptor executes the biological activity. We can use different combinations and modifications of these components to custom tailor the attributes of a VTS-based candidate to enhance its profile for a specific indication. We are currently developing the VTS technology for oncology applications.

Our lead product candidate utilizing the VTS platform is VB-111 (ofranergene obadenovec;`ofra-vec`) which is currently being evaluated in Phase 2 and Phase 3 clinical trials. VB-111’s mechanism of action combines the blockade of tumor microvasculature (the blood vessels required for tumor growth) with an anti-tumor immune response. We believe VB-111 is highly differentiated as a potential treatment of solid tumors. Our VTS technology has provided the following characteristics and potential advantages to VB-111:

●	Viral vector (Adenovirus Type 5)- Delivers gene construct to target cells and creates a localized immune response in the tumor micro-environment. Unlike challenges seen with therapeutics using an adeno-associated virus, our adenovirus can be re-dosed chronically.
●	Promoter (PPE 1-3x)- Imparts specificity for angiogenic endothelial cells. Contains the anti-angiogenic effect to tumor microvasculature without affecting other healthy vasculature or tissues.
●	Death receptor (TNF-Induced)- Takes advantage of high tumor necrosis factor (“TNF”)- alpha levels in tumors to enhance activity. Once the TNF receptor is engaged in the tumor micro-environment, it induces a self-death process in the tumor microvasculature (blood vessels), leading to tumor starvation and immune recruitment via VB-111’s dual mechanism of action.

VB-111 has received orphan drug designation for the treatment of ovarian cancer from the European Commission. It has also obtained fast track designation in the United States for recurrent glioblastoma and orphan drug designation for glioblastoma multiforme (GBM) in both the United States and Europe.

Final results from our Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer were published in a peer-reviewed publication (Arend et al., Gynecol Oncol. 2020). The data demonstrated a median overall survival (“OS”) of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111.

We are currently enrolling a global Phase 3 randomized, multi-center, placebo-controlled registration-enabling clinical trial (the “OVAL study”) evaluating the combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. We plan to enroll 400 patients in the OVAL study, out of which over 340 (85%) have been enrolled to date. The OVAL study includes co-primary endpoints of progression free survival (“PFS”) and OS. Based on regulatory guidance, successfully meeting either primary endpoint is expected to be sufficient to support a Biologics License Application (“BLA”) submission. The OVAL study is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

In March 2020, we announced encouraging results from a planned interim analysis in the OVAL study. The OVAL study independent Data Safety Monitoring Committee (“DSMC”) reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The DSMC confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the VB-111 treatment arm, and recommended that the study continue as planned. The overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was determined to be 58% or higher. Results of the interim analysis were published in a peer-reviewed manuscript (Arend et al., Gynecol Oncol. 2021).

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A second interim analysis in the OVAL study was conducted in August 2020. The DSMC reviewed unblinded OS data from the first 100 enrolled subjects with a follow-up of at least three months. The committee also looked at the response rate and safety information. The DSMC recommended that the study continue as planned. Additional DSMC meetings have been conducted in 2021 after the randomization of 200 patients and 300 patients, respectively, and the committee found no safety issues with the trial and recommended its continuation as planned. The next DSMC review in the OVAL study is expected in the first quarter of 2022. We expect to complete patient enrollment in the OVAL study by the end of the first quarter of 2022, read out topline PFS results in the second half of 2022 and OS in 2023.

We believe that VB-111 may have utility on a wide variety of solid tumors due to its dual mechanism of action, which should translate to other indications. Several clinical trials evaluating VB-111 in other indications have been conducted including in iodine-resistant thyroid cancer and recurrent GBM (“rGBM”).

In a Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer, the primary endpoint of the trial, defined as 6-month PFS (“PFS-6”) of 25%, was met with a dose response. 47% percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An OS benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort. Most patients in the VB-111 study had tumors that previously had progressed on pazopanib (Votrient®) or other kinase inhibitors.

In a Phase 2 study for rGBM, patients who were primed with VB-111 monotherapy that was continued after progression with the addition of bevacizumab (Avastin®) showed significant survival (414 vs 223 days; HR 0.48; p=0.043) and PFS advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to VB-111 (Brenner et al., Neuro Oncol. 2019). Radiographic responders to VB-111 exhibited specific imaging characteristics related to its mechanism of action. A survival advantage was also seen in comparison to historic controls, with the percentage of patients living more than one year doubling from 24% to 57%.

We also conducted the Phase 3 GLOBE study in rGBM comparing upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The treatment did not improve OS and PFS outcomes in rGBM, which conflicted with the results seen in a Phase 2 study where a VB-111 priming regimen was used. The full study results were published in a peer-reviewed publication (Cloughesy et al. Neuro Oncol. 2019) and attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Preclinical data demonstrate that bevacizumab appears to neutralize the effect of VB-111 by inactivating the angiogenic process that VB-111 depends on. In March 2021, we initiated a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The new Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology U.S. medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery and look to replicate the Phase 2 results in rGBM, utilizing the VB-111 monotherapy priming regimen which was not used in the GLOBE study. Enrollment in this study is ongoing and we expect preliminary data from this study in the second half of 2022. We do not believe that the results and confounding factors from the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

VB-111 is also being studied in combination with nivolumab (OPDIVO®), an anti-PD1 immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. The study is being sponsored by the U.S. National Cancer Institute under a Cooperative Research and Development Agreement. The open label exploratory Phase 2 study will investigate whether priming with VB-111 can enhance immune cell infiltration into advanced colorectal tumors. Enrollment in this clinical trial is ongoing and we expect preliminary data from this study in the first half of 2022.

We have built a new gene therapy manufacturing plant in Modiin, Israel which we expect to be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel (20,000 sq. ft.). The facility has been certified by a European Union (“EU”), Qualified Person (“QP”), as being in compliance with EU Good Manufacturing Practices, and VB-111 produced from the facility was approved for use in clinical studies in the United States, including the Phase 3 OVAL study, by the U.S. Food and Drug Administration (the “FDA”) in August 2021.

We have an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers: 4571) (“NanoCarrier”) for the development, commercialization and supply of VB-111 in Japan. We retain rights to VB-111 in all other territories globally. Under terms of the agreement, we granted NanoCarrier an exclusive license for VB-111 in Japan in all indications. We will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. Per the terms of the license, we received an up-front payment of $15 million, and are entitled to receive more than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. We will also receive tiered royalties on net sales in the high-teens.

The second technology we are developing is an antibody-based approach to target monocytes and block their ability to infiltrate tissue and cause inflammation. Monocytes are one of the three cell types implicated in inflammation and appear to be an important one driving disease chronicity. By inhibiting a novel target, MOSPD2, with our antibody technology, we have demonstrated the ability to block monocyte migration to sites of inflammation and reduce inflammation and tissue damage. We believe our monocyte targeting technology has the potential to treat a broad range of inflammatory indications, and are advancing VB-601, our lead pre-clinical candidate through IND-enabling toxicology studies. We have completed a Type B pre-IND meeting with the FDA regarding our development plan and plan to initiate a first-in-human study for the program in the second half of 2022.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and monocyte targeting platform technologies and developing our product candidates, including conducting pre-clinical studies of various candidates, manufacturing, and clinical trials of VB-111. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority (“IIA”) under the Israel Encouragement of Research and Development in Industry (the “Research Law”). We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through September 30, 2021, we had raised an aggregate of $315.7 million to fund our operations, including $29.0 million from IIA grants.

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Since inception, we have incurred significant losses. Our loss for the period was $20.8 million. For the years ended December 31, 2020 and 2019, our loss was $24.2 million and $19.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2021, we had an accumulated deficit of $253.0 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of September 30, 2021, we had cash and cash equivalents, short-term bank deposits and restricted bank deposits of $50.8 million. To fund further operations, we will need to raise additional capital. We may seek to raise additional capital to pursue further development activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of September 30, 2021, we had 38 employees and our operations were located in a single facility in Modiin, Israel.

The Impact of COVID-19 on Business Operations and Clinical Trials

We have implemented safety measures designed to comply with applicable guidelines in Israel in response to the COVID-19 pandemic. So far, our key operations were largely uninterrupted by this pandemic. According to Israeli regulations, as a pharmaceutical company producing potential therapies for cancer patients, we are considered an essential facility and are therefore exempt from many labor work restrictions even under emergency conditions such as the COVID-19 pandemic. Our gene therapy pharmaceutical grade manufacturing plant in Modiin, Israel continues to operate as normal. However, like other companies in the industry, we are experiencing some supply chain interruptions, mostly regarding raw materials and disposables used for cell and gene therapy production. Although we have sufficient VB-111 supply for our clinical trials, the nature of the pandemic is highly uncertain, and we may encounter interruptions or delays in the future that may affect VB-111 production, process validation and optimization. At this time, our preclinical programs and research activities continue unabated in our facilities in Israel, but we are exposed to potential delays by third-party vendors, which has led to a delay in the production of VB-601 GMP grade material for our planned clinical trials. While we believe that the fundamentals of our business remain strong, the extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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Note Regarding Forward-Looking Statements

Various statements in this report concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements include statements regarding initiation, timing, progress and results of our preclinical and clinical trials, and our research and development programs; our expectations about the availability of data from our clinical trials; our ability to advance product candidates into, and successfully complete, clinical trials; our plans for future clinical trials; our ability to manufacture our product candidates in sufficient quantities for clinical trials; and the timing or likelihood of regulatory filings and approvals, among others. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; and the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2020. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenues and Cost of Revenues

Since inception, we generated cumulative revenues of approximately $16.5 million from exclusive license agreements for the development, commercialization, and supply of VB-111 in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprise upfront and milestone payments.

The cost of revenues associated with these revenues were approximately $1.4 million.

We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products, meet regulatory milestones in relation to our existing collaborative agreements with third parties, or enter into additional collaborative agreements for our product candidates.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and manufacturing facility;

●	expenses incurred under agreements with clinical research organizations and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of September 30, 2021, we did not have any capitalized development costs.

We have received grants from the IIA as part of the research and development programs for our VTS and other platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of September 30, 2021 totaled $36.9 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2020.

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Under applicable accounting rules, grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patents and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception and had carry forward tax losses as of December 31, 2020 of $198.1 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize full valuation allowance because we do not expect taxable income.

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Results of Operations

Comparison of three and nine month periods ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended		Increase	Nine Months Ended		Increase
	September 30,		(decrease)	September 30,		(decrease)
	2021	2020		$2021	2020	$
	(in thousands)			(in thousands)
	(unaudited)			(unaudited)

Revenues	$199	$193	$6	572	$717	$(145)
Cost of revenues	(91)	(132)	41	(270)	(298)	28
Gross profit	108	61	47	302	419	(117)
Expenses:
Research and development, gross	5,127	5,407	(280)	16,667	15,233	1,434
Government grants	(131)	(807)	676	(260)	(1,460)	1,200
Research and development, net	4,996	4,600	396	16,407	13,773	2,634
General and administrative	1,625	1,283	342	4,779	3,960	819

Operating loss	6,513	5,822	691	20,884	17,314	3,570
Financial expense (income), net	(11)	(43)	32	(71)	(352)	281
Loss	$6,502	$5,779	$723	$20,813	$16,962	$3,851

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Revenues

Comparison of three-month periods ending September 30, 2021 and 2020

Revenues for the three months ended September 30, 2021 were $0.2 million, compared to $0.2 million for the parallel period in 2020.

Cost of revenue for the three months ended September 30, 2021 was $0.1 million, compared to $0.1 million for the parallel period. Cost of revenue is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Comparison of nine-month periods ending September 30, 2021 and 2020

Revenues for the period ended September 30, 2021 were $0.6 million, compared to $0.7 million for the parallel period in 2020. The decrease is based on actual use of performance obligations relating to the development progress in Japan.

Cost of revenue for the period ended September 30, 2021 was $0.3 million, compared to $0.3 million for the parallel period. Cost of revenue is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net

Comparison of three-month periods ending September 30, 2021 and 2020

Research and development expenses are shown net of IIA grants. Research and development expenses, net, for the three months ended September 30, 2021 were approximately $5.0 million, compared to approximately $4.6 million in the parallel period, an increase of approximately $0.4 million. The increase in research and development expenses, net, in the three-month period was mainly related to a decrease in the IIA grant of approximately $0.7 million.

Comparison of nine-month periods ending September 30, 2021 and 2020

Research and development expenses, net, for the period ended September 30, 2021 were approximately $16.4 million for the period, compared to approximately $13.8 million in the parallel period, an increase of approximately $2.6 million. The increase in research and development expenses, net, in the period was mainly related to the increase in OVAL Study Phase 3 activity and VB-111 chemistry, manufacturing and controls development towards anticipated BLA submission of approximately $1.8 million, a decrease of $1.2 million in the IIA grant in 2021 compared to 2020 and a decrease in MOSPD2 activity for approximately $0.3 million.

General and administrative expenses

Comparison of three-month periods ending September 30, 2021 and 2020

General and administrative expenses for the three months ended September 30, 2021 were $1.6 million, compared to $1.3 million for the parallel period, an increase of $0.3 million. This increase is mainly attributed to higher premium costs for our directors’ and officers’ insurance compared to the parallel period.

Comparison of nine-month periods ending September 30, 2021 and 2020

General and administrative expenses for the period ended September 30, 2021 were $4.8 million, compared to $4.0 million for the parallel period, an increase of $0.8 million. This increase is mainly attributed to higher premium costs for our directors’ and officers’ insurance compared to the parallel period.

Financial expenses (income), net

Comparison of three-month periods ending September 30, 2021 and 2020

Financial income, net, for the three months ended September 30, 2021 was approximately $0.01 million, compared to approximately $0.04 million for the parallel period, a decrease of $0.03 million. The decrease was primarily attributable to lower interest income on short-term deposits in addition to unfavorable exchange rates.

Comparison of nine-month periods ending September 30, 2021 and 2020

Financial income, net, for the period ended September 30, 2021 was approximately $0.07 million, compared to approximately $0.35 million for the parallel period, a decrease of $0.28 million The decrease was primarily attributable to unfavorable exchange rates and lower interest income on short-term deposits in the during the period.

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Liquidity, Capital Resources, and Financial Condition

We have incurred significant operating losses since inception and expect to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2021, we had an accumulated deficit of $253.0 million. We have historically funded our operations through the sale of shares, warrants, and convertible notes. We received $26.4 million in net proceeds from the sale of ordinary shares and pre-funded warrants in April 2021 and $13.3 million in gross proceeds from warrant exercises, sales under our at-the-market (“ATM”) facility, and direct shares sales under the ordinary share purchase agreement (the “Share Agreement”) during the nine months ended September 30, 2021.

We expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

On September 30, 2021, we had cash, cash equivalents, short-term bank deposits and restricted bank deposit totaling $50.8 million and working capital of $43.7 million. We expect that our cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements for at least the next twelve months and into the fourth quarter of 2023. We have based this expectation on assumptions that may prove to be incorrect, and we may use our available capital resources sooner than we currently expect. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

In addition, we may elect to raise additional funds before we need them if the conditions for raising capital are favorable due to market conditions or strategic considerations, even if we expect we have sufficient funds for our current or future operating plans.

At present, we have no bank line of credit or other fixed source of capital reserves. Should we need additional capital in the future, we will be primarily reliant upon a private or public placement of our equity or debt securities, government grants, or a strategic transaction, and there is no guaranty that we will be successful in such efforts. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities and clinical studies and/or other ventures. Failure to obtain additional equity or debt financing will have a material, adverse impact on our business operations. There can be no assurance that we will be able to obtain the needed financing to achieve our goals on acceptable terms or at all.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Nine Months Ended September 30,
	2021	2020
	(in thousands)
	(unaudited)
Cash used in operating activities	$(18,349)	$(16,512)
Cash (used in) provided by investing activities	(8,966)	1,893
Cash provided by financing activities	39,299	16,684
Net increase in cash and cash equivalents	$11,984	$2,065

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Operating Activities

Net cash used in operating activities was approximately $18.3 million for the nine months ended September 30, 2021, as compared to approximately $16.5 million for the parallel period. Net cash used in operating activities in the nine months ended September 30, 2021 was primarily the result of our $20.8 million net loss, partially offset by a $0.2 million net increase in working capital and an aggregate of $2.2 million in non-cash charges. Net cash used in operating activities in the parallel period was primarily the result of our $17.0 million net loss and a $1.6 million net decrease in working capital, offset by an aggregate of $2.1 million in non-cash charges.

Investing Activities

Net cash used in investing activities was approximately $9.0 million for the nine months ended September 30, 2021, as compared to $1.9 million provided by investing activities in the parallel period. Net cash used in investing activities for the nine months ended September 30, 2021 was primarily due to the maturation of $17.1 million in short-term bank deposits, offset by $25.1 million of investments in short-term bank deposits and the purchase of $0.9 million in fixed assets. Net cash provided by investing activities in the parallel period was primarily due to the maturation of $31.0 million in short-term bank deposits, offset by $29.1 million of investments in short-term bank deposits.

Financing Activities

Net cash provided by financing activities was approximately $39.3 million for the nine months ended September 30, 2021, as compared to $16.7 million for the parallel period. Net cash provided by financing activities for the nine months ended September 30, 2021 primarily reflects the proceeds from the April underwritten public offering of ordinary shares and pre-funded warrants, as well as the sales of shares pursuant to the ATM and Share Agreement. In the parallel period, net cash provided by financing activities primarily reflects the proceeds from the sale of securities in May 2020.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 38% of our expenses in the nine months ended September 30, 2021 were denominated in New Israeli Shekels (“NIS”). Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 2%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

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